COUNT ON US

CITIZENS BANKING CORPORATION

Mid-Atlantic Super Community Bank Conference

November 6, 2006

Safe Harbor Statement

CITIZENS BANKING CORPORATION

Discussions in this release that are not statements of historical fact (including statements that include terms such as "will," "may," "should," "believe," "expect," "anticipate," "estimate," "intend," and "plan") are forward-looking statements that involve risks and uncertainties, and Citizens' actual future results could materially differ from those discussed. Factors that could cause or contribute to such differences include, without limitation, adverse changes in Citizens' loan and lease portfolios resulting in credit risk-related losses and expenses (including losses due to fraud, Michigan automobile-related industry changes and shortfalls, and other economic factors) as well as additional increases in the allowance for loan losses; fluctuations in market interest rates, the effects on net interest income of changes in Citizens' interest rate risk position and the potential inability to hedge interest rate risks economically; adverse changes in economic or financial market conditions and the economic effects of terrorist attacks and potential attacks; Citizens' potential inability to continue to attract core deposits; Citizens' potential inability to continue to obtain third party financing on favorable terms; adverse changes in competition, pricing environments or relationships with major customers; unanticipated expenses and payments relating to litigation brought against Citizens from time to time; Citizens' potential inability to adequately invest in and implement products and services in response to technological changes; adverse changes in applicable laws and regulatory requirements; the potential lack of market acceptance of Citizens' products and services; changes in accounting and tax rules and interpretations that negatively impact results of operations or financial position; the potential inadequacy of Citizens' business continuity plans or data security systems; the potential failure of Citizens' external vendors to fulfill their contractual obligations to Citizens; Citizens' potential inability to integrate acquired operations, including those associated with the pending merger with Republic Bancorp; unanticipated environmental liabilities or costs; impairment of the ability of the banking subsidiaries to pay dividends to the holding company parent; the potential circumvention of Citizens' controls and procedures; Citizens' success in managing the risks involved in the foregoing; and other risks and uncertainties detailed from time to time in its filings with the Securities and Exchange Commission. Other factors not currently anticipated may also materially and adversely affect Citizens' results of operations. There can be no assurance that future results will meet expectations. While Citizens believes that the forward-looking statements in this release are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. Citizens does not undertake, and expressly disclaims any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

CITIZENS BANKING CORPORATION

In connection with the proposed merger of Citizens and Republic Bancorp Inc. ("Republic"), Citizens filed a Registration Statement on Form S-4 that included a definitive joint proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Citizens and Republic mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about October 27, 2006. **Investors and security holders are advised to read the definitive joint proxy statement/prospectus because it contains important information.** Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Citizens and Republic with the SEC at the SEC's website at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus (when available) and each company's other filings with the SEC may also be obtained by accessing Citizens' website at http://www.citizensonline.com under the Investor Relations section or by accessing Republic's website at http://www.republicbancorp.com under the Investor Relations section.

Citizens and Republic and their respective directors, executive officers and other members of their management may be soliciting proxies from their respective shareholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Citizens' shareholders under the rules of the SEC is set forth in the Proxy Statement filed by Citizens with the SEC on March 22, 2006, and information concerning persons who may be considered participants in the solicitation of Republic's shareholders under the rules of the SEC is set forth in the Proxy Statement filed by Republic with the SEC on March 14, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Current Footprint

2nd largest bank holding company in Michigan
69th largest bank in the U.S.
$7.7 billion in assets
$2.6 billion in trust assets under administration
$1.1 bil market cap as of September 30, 2006



WI
MI
IA

181 Branch & Financial Centers
196 ATMs

New Management Team's Focus and Progress – *Since 2002*

CITIZENS BANKING CORPORATION

- **Built a stronger proven management team**
  - Leadership Group
  - Management and Market Leaders
  - Wisconsin Market
- **Enhanced our product array to compete at all levels**
- **Developed a rigorous and disciplined sales management focus with consultative selling**

New Management Team's Focus and Progress - *Since 2002*

CITIZENS BANKING CORPORATION

- **Invest into higher growth markets and product lines**
  - Southeast Michigan
  - Wealth Management
  - Commercial Products
  - Asset Based Lending
- **Improve processes to enhance our operating model**
- **Establish "core competencies" in Balance Sheet Mgt.**
  - Credit Quality – underwriting, monitoring, collection
  - Asset/Liability Management
  - Enterprise Risk Management
- **Institutionalize cost management**

Established a Proven Ability to Execute – *Key Financial Highlights*



EPS
2.00
1.50
1.00
0.50
0.00
0.56
1.51
1.74
1.85
0.48
0.49
2002
2003
2004
2005
3Q05
3Q06
EPS



Net Income
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
$25.0
$66.0
$76.1
$80.5
$21.0
$21.0
2002
2003
2004
2005
3Q05
3Q06
Net Income (mm)



ROE%
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
3.62
10.43
11.90
12.33
12.71
12.63
2002
2003
2004
2005
3Q05
3Q06
ROE%



ROA%
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.33
0.86
0.99
1.04
1.06
1.08
2002
2003
2004
2005
3Q05
3Q06
ROA%

Note: All graphs are "As Reported" in SEC filings, which includes continued and discontinued operations for 2002-2004.

Established a Proven Ability to Execute - *Capital Management Remains Strong*

CITIZENS BANKING CORPORATION



8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
6.60%
7.73%
7.18%
7.38%
7.45%
7.67%
7.84%
7.69%
7.98%
7.56%
7.86%
7.95%
8.29%
2002
2003
2004
2005
3Q05
3Q06
Tangible Common Equity
Leverage Ratio



14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
9.18%
10.43%
9.81%
13.23%
9.96%
13.32%
9.94%
13.22%
9.91%
13.20%
10.13%
13.37
2002
2003
2004
2005
3Q05
3Q06
Tier I Ratio
Total Capital

Established a Proven Ability to Execute - *Consistent Loan Growth Trends*

After a Period of Rationalizing Credit



Total Loans (Less Mortgage & HFS)
$5,200
$5,100
$5,000
$4,900
$4,800
$4,700
$4,600
$4,500
$4,400
$ In Millions
(End of Period)
$4,720
$5,037
$5,208
4Q02*
4Q03*
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

Commercial grew 8.6% from 3Q05 to 3Q06 (all markets showed growth in 2005)

* Restated – excludes Illinois subsidiary balances which are now treated as discontinued operations.

Established a Proven Ability to Execute - *Southeast Michigan Initiative*

CITIZENS BANKING CORPORATION


Total Loans (End of Period)
In Millions
$618 mil Growth or 161%
3Q03-3Q06
$1,200
$1,000
$800
$600
$400
$200
$-
384
414
421
465
521
618
643
707
770
812
872
941
1,002
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06


Total Deposits (End of Period)
In Millions
$73 mil Growth or 32%
3Q03-3Q06
$310
$300
$290
$280
$270
$260
$250
$240
$230
$220
$210
22
242
276
263
269
271
252
262
262
276
285
308
300
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06


Assets Under Management
In Millions
$91 mil Growth
Feb '04-3Q06
$90.0
$75.0
$60.0
$45.0
$30.0
$15.0
$-
1
12
22
30
31
34
43
52
58
85
89
92
Feb '04
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

Established a Proven Ability to Execute - *Wealth Management*

CITIZENS BANKING CORPORATION

Total Revenue



Annual
$28,000
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
2003
2004
2005
Quarterly
$8,500
$7,500
$6,500
$5,500
$4,500
$3,500
$2,500
3Q05
3Q06
Trust Income
Brokerage Income
Other Inc (incl. NIM)

September 2006 (EOM)
Trust Assets under Administration
($2.6 Billion)



IRA 5%
Instl. Trust 18%
Employee Benefit Plans 20%
Personal Trust 57%

Personal Trust includes Private Asset Management and Personal Trust Services

Lines of Business Focus

1) Private Asset Management
2) Investment Center
3) Private Banking
4) Employee Benefits
5) Institutional Asset Management

Established a Proven Ability to Execute - *Credit Quality*

CITIZENS BANKING CORPORATION

Net Charge-off %



2.00
1.50
1.00
0.50
0.00
1.61
0.89
0.40
0.29**
0.13
0.38
0.19
2002*
2003*
2004*
2005
3Q05
3Q06
NCO% (as reported)
NCO%**

NPA %



2.00
1.60
1.20
0.80
0.40
0.00
1.70
1.47
0.94
0.71
0.76
0.69
2002*
2003*
2004
2005
3Q05
3Q06
NPA/Total Loans

Credit Quality	2002*	2003*	2004*	2005	3Q05	3Q06
LLR%	2.01%	2.35%	2.27%	2.07%	2.13%	1.97%
LLR/NPL	130%	178%	285%	358%	333%	351%

* Restated – excludes Illinois subsidiary which is now treated as discontinued operations.

** As reported NCO% = 13bps; Excluding the 4Q05 $9.1 mil insurance settlement NCO% = 29bps.

Established a Proven Ability to Execute - *High Grade Consumer Underwriting*



Home Equity New Volume
($'s in Millions)
$250
$200
$150
$100
$50
$0
780
760
740
720
700
680
660
640
1Q03
3Q03
1Q04
3Q04
1Q05
3Q05
1Q06
3Q06
Total ($'s) Booked
Avg Bureau Score Booked



Indirect New Volume
($'s in Millions)
$140
$120
$100
$80
$60
$40
$20
$0
730
720
710
700
690
680
670
660
650
640
1Q03
3Q03
1Q04
3Q04
1Q05
3Q05
1Q06
3Q06
Total ($'s) Booked
Avg Bureau Score Booked

Consumer Banking Strategy

- **Branch Focused**
  - Branch as a delivery channel and primary point of sales contact for all consumer and small business products as well as a key entry point for other lines of business
- **Execute Branch Operating Model**
  - Consistent approach to client experience
  - Rigorous sales management
  - Consistent talent management

Consumer Banking Strategy
Will Generate the Desired Results

CITIZENS BANKING CORPORATION

- **Disciplined, confident behaviors**
- **Builds in expectations and accountability**
- **Consistent and improved sales results across the franchise**
- **Enhanced sales to prospects/existing clients**
  - Deeper penetration of clients using the products purchased
  - Enhances retention and increases profitability by targeting:
    - Transaction accounts with measurable activity
    - Savings or investment accounts above minimum set levels
    - Direct consumer loans (mortgage, equity, installment)
    - Convenience factor products (online banking with bill pay, direct deposit)

Strategic Rationale for Establishing The New Citizens Republic

CITIZENS BANKING CORPORATION

❶ Dramatically improves scale & footprint, enhancing franchise value and strategic options

❷ Creates a greater revenue synergy than most bank mergers

❸ Creates meaningful cost reduction opportunities

❹ Strengthens management & market teams

❺ Manageable execution risk

❻ GAP and Cash Accretive in 2007

❼ Eliminates the need for continued costly de novo expansion in Southeast Michigan

Complementary Geographic Footprints

Creates Leading Michigan Franchise with Capacity for Additional Deposit Growth



○ Republic
○ Citizens
Note: Excludes RBNC's Indianapolis LPO

Total Deposits – Michigan[1]

Rank	Institution	Branches	Deposits ($mm)	Mkt Share (%)
1	LaSalle Bank Corporation	262	23,257	15.2
2	Comerica Inc.	254	22,187	14.5
3	JPMorgan Chase & Co.	275	17,140	11.2
4	Fifth Third Bancorp	270	13,697	9.0
5	National City Corp.	270	10,497	6.9
6	Flagstar Bancorp Inc.	109	7,974	5.2
7	**Pro Forma Citizens/Republic**	**186**	**6,974**	**4.6**
8	Royal Bank of Scotland Group	121	5,692	3.7
9	Huntington Bancshares Inc.	119	5,143	3.4
10	Chemical Financial Corp.	126	2,838	1.9

Top MSA Markets — Total Deposits[1]
(in millions)


1,913
1,165
1,025
587
419
Flint(2)
Lansing(2)
Detroit
Saginaw
Jackson
Rank
1
1
9
1
2

- Increases % of deposits in large MSAs from 52% to 62%
- Adds 14 branches within the attractive Cleveland and Akron MSAs

(1) Does not include the impact of potential divestitures

(2) Includes Corporate Public Funds deposit balances

Source: SNL Financial as of 6/30/06

Creates More Attractive Southeast Michigan Presence

CITIZENS BANKING CORPORATION

Southeast Michigan Demographics



Oxford
Holly
Rochester Hills
Waterford
Pontiac
Troy
Farmington Hills
St. Claire Shores
Ann Arbor
Republic
Citizens

	2005	Growth '00–'05E	Growth '05–'10E
Population			
Southeastern MI Average[1]		**6.26%**	**6.73%**
Michigan		3.74	4.08
National		6.15	6.26
Household Income			
Southeastern MI Average[1]	**$84,674**	**15.09%**	**17.97%**
Michigan Median	50,118	12.16	10.95
National Median	49,747	17.98	17.36

(1) Selected Southeastern Michigan counties include: Livingston, Macomb, Oakland and Washtenaw

Southeast Michigan Deposits (38 Branches[1][2])
(in millions)



104% Increase
1,200
1,000
800
600
400
200
0
540
1,101
Citizens
Pro Forma Citizens Republic

Southeast Michigan Loans[1][3]
(in millions)



134% Increase
2,500
2,000
1,500
1,000
500
0
954
2,237
Citizens
Pro Forma Citizens Republic

(2) Deposit data as of 6/30/06
(3) Loan data as of 3/31/06
Source: SNL Financial and management data

Merger Provides Significant Potential for Revenue Enhancements

CITIZENS BANKING CORPORATION

- **Small Business Lending**
  - RBNC's focus/infrastructure–only real estate collateral
- **C&I products and services to RBNC clients**
  - Leverage Citizens business banking scorecard and dual signature underwriting expertise
  - Many of Republic's CRE lenders are former C&I lenders
- **Expansion of CRE products, expertise and capabilities throughout Citizens footprint**
  - Leverage Republic's strong sales/support process and underwriting expertise
- **Expand Treasury Cash Management products and services throughout Republic's footprint**
  - Fee based services will deepen relationships and profitability

Merger Provides Significant Potential for Revenue Enhancements

CITIZENS BANKING CORPORATION

- **Deposits in Republic's branches**
  - Missing mid-tier and transaction type products and focus
  - Without C&I small business lending - no deposit generation from those clients
- **CBCF can leverage RBNC's #1 SBA lender in Michigan status**
  - Republic's focus for SBA was still real estate only
  - Citizens never focused on these loans and clients
- **Wealth Management products and services to Republic's clients**
  - New markets for Citizens
  - Republic attracted a large number of high net worth clients throughout their franchise

Opportunity to Improve Deposit Mix and Costs

	CITIZENS BANKING CORPORATION (%)	REPUBLIC BANCORP (%)
Non-Interest Bearing	15.9	8.8
Interest-Bearing Demand	13.2	5.8
MMDA & Savings	26.1	25.4
Time Deposits	44.8	60.0
Total	100.0	100.0
Cost of Deposits	***2.82***	***3.38***

Source: Company filings as of 9/30/06

Potential EPS Benefit Related to Change in Republic's Deposit Mix and Pricing



0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
EPS ($)
$0.04
$0.08
$0.12
15 bps
30 bps
45 bps
Improved Cost of Deposits

Favorable Pricing (1)

CITIZENS BANKING CORPORATION

Announce Date	Acquiror	Target	Transaction Value[2] ($mm)	Price/ Forward Earnings (x)[3]	Price/ Forward Earnings with Cost Saves (x)[4]	Price/ Tangible Book Value (x)
06/26/06	**Citizens**	**Republic**	**1,048**	**15.4**	**12.2**	**2.60[5]**
06/13/06	BBVA	Texas Regional	2,164	22.5	17.7	4.86
04/23/06	Washington Mutual	Commercial Capital	993	12.3	nm	2.93
12/14/05	BB&T Corporation	Main Street Banks	628	19.9	13.2	3.23
11/09/05	Marshall & Ilsley	Gold Banc	716	21.0	15.9	2.97
07/12/05	TD Banknorth	Hudson United	1,928	15.9	12.0	4.47
07/06/05	Zions	Amegy	1,691	21.6	15.2	4.07
06/13/05	BNP Paribas	Commercial Federal	1,341	17.8	12.1	2.19
08/02/04	Fifth Third	First Ntl. Bankshares of FL	1,545	27.8	17.5	5.36
07/16/04	PNC	Riggs	780	nm	12.0	1.92
04/28/04	Associated Banc-Corp	First Federal Capital	611	15.5	10.4	3.11
04/02/04	First Niagara Financial	Hudson River Bancorp	610	16.8	14.1	2.97
03/16/04	BNP Paribas	Community First	1,213	15.6	11.2	4.31
03/09/04	Sovereign Bancorp	Waypoint Financial	977	21.4	15.0	2.43
02/17/04	National City	Provident	2,277	16.7	10.8	2.43
01/27/04	Huntington	Unizan	578	22.4	15.7	2.97
01/26/04	Sovereign Bancorp	Seacost Financial	1,100	23.9	14.9	3.92
MEDIAN[6]				**19.9**	**14.1**	**3.04**

(1) Bank and thrift transactions betw een $500 million and $2.5 billion announced after 1/1/04

(2) Transaction value at announcement

(3) Based on I/B/E/S estimates, except Huntington/Unizan transaction based on First Call estimates

(4) Assumes fully phased-in cost savings

(5) Financial data as of 3/31/06

(6) Precedent transactions

Pro Forma Financial Impact Analysis (1)

CITIZENS BANKING CORPORATION

($mm, except per share data)	2007 70% Phase-in	2007 100% Phase-in
Citizens Stand Alone Net Income (2)(3)	88	88
Republic Stand Alone Net Income (2)(3)	70	70
Cost Savings (After-tax) (2)(4)	13	18
Other Adjustments (After-tax) (2)(5)	(14)	(14)
Pro Forma Net Income	157	162
Pro Forma Avg. Fully-Diluted Shares (mm)	76	76
Pro Forma GAAP EPS	2.07	2.13
Pro Forma Cash EPS	2.16	2.23
Impact to Citizens Republic		
Accretion/(Dilution) to GAAP EPS (%)	0.9	4.0
Accretion/(Dilution) to Cash EPS (%)	3.3	6.3

(1) Based on 0.515 exchange ratio for an implied transaction value of $1,048mm and 15% cash/85% stock consideration

(2) Assumes 35% tax rate

(3) Assumes 2007 GAAP EPS estimates for Citizens of $2.05 and Republic of $0.93

(4) Assumes $28mm in pre-tax cost savings phased-in 70% in 2007 and 100% in 2008

(5) CDI amortization, net of Republic's existing CDI amortization, cost of financing, and funding of restructuring costs (5.00% pre-tax). Includes impact of balance sheet restructuring and purchase accounting mark-to-market adjustments

Sources of Cost Savings

CITIZENS BANKING CORPORATION

- **Annual cost savings already identified**
  - $28 million or 9% of combined expense base
  - 70% phase-in for 2007 and 100% thereafter
  - Anticipated $102 million pre-tax restructuring costs
    - Includes $20 million in credit-related adjustments

Sources of Cost Savings/Restructuring Costs

($mm)	**Fully Phased-in Annual Cost Savings**	**Restructuring Costs (1)**
Personnel	$16	$37 (2)
Facilities/Branches	2	12 (3)
Systems/Other	10	33 (4)
Credit-related	0	20
Total (Pre-tax)	**$28**	**$102**

(1) Includes purchase accounting adjustments, merger-related restructuring expenses and merger-related integration charges
(2) Includes severance, change of controls for Republic & Citizens, and retention
(3) Includes fixed asset write-offs and branding including signage & collateral materials
(4) Includes capital improvements/conversion costs, advisory fees, other balance sheet fees, contract costs, and restricted stock, which may be expensed as part of ongoing operations

Why Invest In Citizens?

CITIZENS BANKING CORPORATION

Citizens Banking Corporation (CBCF) stock:

- Proven execution ability will drive success of the integration and business strategies
  - The new company will possess significantly enhanced scale/efficiency and an improved geographic footprint
  - Complimentary business mix will drive more revenue opportunities
- Strong management teams committed to long-term growth, prudent risk management, and shareholder value
- Dividend Yield of 4.42% at the end of the third quarter, with share price upside potential
- Long-term outlook for earnings growth is positive

COUNT ON US

CITIZENS BANKING CORPORATION

Appendix

Transaction Summary

Transaction Value at Announcement:	▪ $1.048 billion [1]
Consideration Mix:	▪ Approximately 85% stock / 15% cash
Stock Component to RBNC Shareholders:	– Fixed number of CBCF shares—approximately 33.2 million
Cash Component to RBNC Shareholders:	– Fixed cash amount of approximately $155 million
Implied Transaction Price:	▪ $13.86 / share [1]
Implied Per Share Consideration[1]:	▪ $2.08 cash plus 0.4378 shares of CBCF common stock per RBNC share
Stock / Cash Election:	▪ RBNC shareholders to elect between CBCF stock and cash, subject to proration
Pro Forma Ownership:	▪ 56% Citizens / 44% Republic
Corporate Headquarters:	▪ Flint, Michigan
Board of Directors Composition:	▪ 9 Citizens directors / 7 Republic directors
Executive Management:	▪ Chairman—Jerry Campbell (until YE 2007) when Bill Hartman succeeds (until YE 2012) CEO—Bill Hartman (until YE 2010) when Dana Cluckey succeeds President & COO—Dana Cluckey
Expected Closing:	▪ Fourth quarter 2006
Approvals:	▪ Regulatory; Citizens and Republic shareholders
Termination Fee (mutual):	▪ $36mm (3.5% of transaction value)
Due Diligence:	▪ Completed

(1) Based on CBCF average closing price for 10 trading days ended 6/26/06. Includes net options.

Strong, Experienced Management Team Chosen Early

CITIZENS BANKING CORPORATION

Jerry Campbell
Chairman

Bill Hartman
CEO

Dana Cluckey
President & COO

Randy Peterson
Regional Chairman—Wisconsin and Iowa

Tom Menacher
Merger Integration

John Schwab
Chief Credit Officer

Cathy Nash
Retail Banking

Clint Sampson
Regional Chairman – MI Commercial Banking

Charlie Christy
CFO

Cathy Rosenthal
Corporate General Auditor

Debra Hanses
Human Resources

Jim Schmelter
Wealth Management

Roy Eon
Operations/ Technology

Diversified Loan Portfolio (as of 3Q06)

Citizens



Held for Sale 0%
Home Equity 15%
Comml. 32%
Residtl. Mortgage 9%
Indirect Cons. 15%
Direct Cons-Other 3%
Comml. RE 26%

Republic



Held for Sale 2%
Direct Cons-Other 3%
Home Equity 11%
Comml. RE 37%
Residtl. Mortgage 47%

Citizens Republic Combined



Held for Sale 1%
Home Equity 14%
Commercial 17%
Direct Consumer - Other 3%
Residential Mortgage 26%
Commercial RE 31%
Indirect Consumer 8%

Source: Company filings and management data

Diversified Fee Income Base (as of 3Q06)

Citizens


BOLI Income 4%
Other 9%
Bankcard Fees 5%
Trust Fees 20%
Brokerage Fees 7%
Mortg. & Other Loan Inc. 10%
ATM Network Fees 4%
Service Charges 41%

Republic


BOLI Income 12%
Other 8%
Gain on Sale of SBA Loans 7%
Mortgage Banking 36%
ATM Network Fees 7%
Service Charges 30%

Citizens Republic Combined


Gain on Sale of SBA Loans 2%
BOLI Income 6%
Other 8%
Bankcard Fees 4%
Trust Fees 14%
Brokerage Fees 6%
Mortgage and Other Loan Income 17%
ATM Network Fees 5%
Service Charges 38%

Source: Company filings and management data

Strong Credit Quality — Compares Favorably to Peers

CITIZENS BANKING CORPORATION

Net Charge-Off/Total Loans (%)

Citizens


2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
1.61
0.89
0.40
0.29
0.19
2002
2003
2004
2005
3Q06

Note: 2005 excludes the 4Q05 $9.1 mil insurance settlement; 2005 as reported NCO% = 13bps.

Republic


0.50
0.40
0.30
0.20
0.10
0.00
0.25
0.20
0.10
0.12
0.11
2002
2003
2004
2005
3Q06

Source: Company filings and SNL Financial

Net Charge-Off/Total Loans (%)


0.50
0.40
0.30
0.20
0.10
0.00
0.15
0.24
Citizens Republic(1)
Peer Median(2)

Allowance/NPAs (%)


200
160
120
80
40
0
135
144
Citizens Republic(1)
Peer Median(2)

Allowance/NPLs (%)


250
200
150
100
50
0
168
161
Citizens Republic(1)
Peer Median(2)

(1) Data as of 9/30/06

(2) Peers include FMBI, FMER, MAFB, ONB, PRK and SKYF with data as of 06/30/06

Combined Balance Sheet

CITIZENS BANKING CORPORATION

($mm)	For the Period Ended 9/30/06 Citizens	Republic	Estimated at Close 12/31/06[1]
Assets:			
Cash and Investment Securities	1,692	1,236	2,687
Net Loans	5,652	4,730	9,606
Goodwill and Intangibles	63	4	778
Other Assets	352	238	649
Total Assets	**7,749**	**6,208**	**13,720**
Liabilities and Equity:			
Deposits	5,625	3,035	8,545
Borrowings	1,351	2,640	3,162
Other Liabilities	74	56	292
Total Liabilities	**7,050**	**5,731**	**11,999**
Capital Securities	25	50	182
Common Equity	674	427	1,540
Total Liabilities and Equity	**7,749**	**6,208**	**13,720**
Capital Ratios:			
TCE/TA[2]	7.95%	6.82%	5.89%
Tier 1	10.13%	11.41%	9.80%

(1) Estimated close at time of announcement, which includes purchase accounting adjustments, balance sheet restructuring and merger synergies/costs

(2) Includes assumed divestiture levels

Source: Company filings and management data

Loan Portfolio

CITIZENS BANKING CORPORATION

More balanced loan portfolio

Loan Composition—As of 9/30/06

($mm)	Citizens Total 9/30/06	Citizens % of Total	Republic Total 9/30/06	Republic % of Total	Combined Total 9/30/06	Combined % of Total
Commercial	1,789	31.1	29	0.6	1,818	17.4
Commercial Real Estate	1,469	25.5	1,763	37.8	3,232	31.0
Residential Mortgage	545	9.5	2,163	46.4	2,708	26.0
Home Equity	891	15.5	544	11.7	1,435	13.8
Direct Consumer - Other	199	3.5	167	3.6	366	3.5
Indirect Consumer	860	14.9	-	-	860	8.3
Total Loans	**5,753**	**100.0**	**4,666**	**100.0**	**10,419**	**100.0**
Held for Sale	12	-	108	-	120	-
Total Gross Loans	**5,765**	-	**4,774**	-	**10,539**	-
Yield on Loans	**7.20%**	-	**6.63%**	-	**6.94%**	-

Source: Company filings and management data

Deposit Profile

CITIZENS BANKING CORPORATION

Deposit Composition—As of 9/30/06

($mm)	Citizens Total 9/30/06	Citizens % of Total	Republic Total 9/30/06	Republic % of Total	Combined Total 9/30/06	Combined % of Total
Noninterest-Bearing	893	15.9	267	8.8	1,160	13.4
Interest-Bearing Demand	740	13.2	175	5.8	915	10.6
MMDA & Savings	1,468	26.1	772	25.4	2,240	25.9
Time Deposits	2,524	44.8	1,821	60.0	4,345	50.2
Total Deposits	**5,625**	**100.0**	**3,035**	**100.0**	**8,660**	**100.0**
Yield on Loans	**2.82%**	**-**	**3.38%**	**-**	**3.02%**	**-**

Source: Company filings

Pro Forma Market Position[1]

CITIZENS BANKING CORPORATION

State	Branches (No.)	Deposits ($mm)	Rank (No.)	Cumulative % of Franchise
Michigan	186	6,974	7	79.2
Wisconsin	50	1,089	12	91.5
Ohio	16	376	40	95.8
Iowa	11	368	31	100.0
Top 10 Markets				
Flint, MI[2]	32	1,913	1	21.7
Lansing-East Lansing, MI[2]	18	1,164	1	34.9
Detroit-Warren-Livonia, MI	36	1,025	9	46.6
Saginaw-Saginaw Township North, MI	16	587	1	53.2
Jackson, MI	12	419	2	58.0
Cleveland-Elyria-Mentor, OH	12	342	16	61.9
Ann Arbor, MI	8	237	10	64.6
Bay City, MI	5	238	3	67.3
Green Bay, WI	9	179	9	69.3
Appleton, WI	5	145	9	71.0

(1) Does not include the impact of potential divestitures

(2) Includes Corporate Public Funds deposit balances

Source: SNL Financial as of 6/30/06

COUNT ON US

CITIZENS
BANKING CORPORATION

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